

Mail Stop 3561

April 5, 2011

Via U.S. Mail

Mr. Jacques Esculier, Chief Executive Officer
WABCO Holdings Inc.
Chaussée de Wavre, 1789
1160 Brussels, Belgium

> **Re:** **WABCO Holdings Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-33332**

Dear Mr. Esculier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief